265 TURNER DRIVE
DURANGO, CO 81303
TEL: 970.259.0554
FAX: 970.259.5895

May 7, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Brad Skinner
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Rocky Mountain Chocolate Factory, Inc.
Form 10-K for the Fiscal Year ended February 29, 2012
Filed May 24, 2012
Response Letter Dated March 29, 2013
File No. 000-14749

Dear Mr. Skinner:

Rocky Mountain Chocolate Factory, Inc. (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 30, 2013 relating to the above-referenced Form 10-K for the fiscal year ended February 29, 2012 and the above-referenced Response Letter dated March 29, 2013.  For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by our response.

Form 10-K for the Fiscal Year ended February 29, 2012

Financial Statements, page 30

Note 1 - Nature of Operations and Summary of Significant Accounting Policies, page 36

Cash Equivalents, page 36

1.
In your response to prior comment one you state you classify certificates of deposits with original maturity dates of six months or less as cash equivalents as you have the ability to terminate the deposits early with minimal penalty and there is insignificant risk of changes in value due to changes in interest rates. Please expand your accounting policy disclosure to identify the types of investments you have classified as cash equivalents and describe how such investments with original maturities greater than three months meet the characteristics of a cash equivalent.

Mr. Brad Skinner
May 7, 2013

Response:  In future period reports filed with the Commission, the Company will clarify its disclosure to include the complete description of any cash equivalents with a maturity of greater than three months and how those investments meet the characteristics of a cash equivalent. The Company proposes substantially the following disclosure in its future filings:

Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of six months or less to be cash equivalents. The Company classifies certain instruments with a maturity of between three and six months to be cash equivalents because these instruments allow for early termination with minimal penalty and are readily convertible to known amounts of cash.  As of February 28, 2013 and February 29, 2012, the Company held a Certificate of Deposit with an original maturity date of six-months totaling $108,000 and classified this amount as a cash equivalent.  The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits. This amount was approximately $4.5 million at February 28, 2013.

Inventories, page 37

2.
In your response to prior comment two you state that you recognize a quarterly expense of $15,000 for expected differences between cost and market. Please note we would expect adjustments to reduce the cost of obsolete, damaged and excess inventories to market to be based on actual differences.

Response:  The difference between actual cost to market adjustments and the quarterly provision of inventory loss, recorded in the amount of $15,000, are immaterial.  In future period reports filed with the Commission, the Company will clarify its disclosure to include a complete description of how the Company adjusts the value of inventory to reflect market value in the event that cost exceeds the market value.  The Company will also revise its financial statement presentation to better reflect that costs to market adjustments are based on actual cost to market comparisons.  The Company proposes substantially the following disclosure in its future filings:

Inventories

Inventories are stated at the lower of cost or market. An inventory reserve is established to reduce the cost of obsolete, damaged and excess inventories to the lower of cost or market based on actual differences.  This inventory reserve is determined through analysis of items held in inventory, and, if the value of those items at cost is higher than their market value, the Company records an expense to reduce inventory to its actual market value.  The process by which the Company performs its analysis is conducted on an item by item basis and takes into account, among other relevant factors, market value, sales history and future sales potential.  Cost is determined using the first-in, first-out method.

Mr. Brad Skinner
May 7, 2013

* * * *

 In connection with responding to the Staff's comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (970) 259-0554. Thank you again for your time and consideration.

Respectfully submitted, /s/ Bryan J. Merryman Bryan J. Merryman Chief Financial Officer